SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that the Board of Directors of our subsidiary Eletrosul Centrais Elétricas S.A. approved the following acquisitions:

- shares held by Cymi Holding S.A., representing 51% of the capital of Artemis Transmissora de Energia S.A., for the total amount of R$ 144.3 million, priced on 31/12/2010, which should be updated by the accumulated rate of CDI/CETIP until the payment date. After acquisition the mentioned company will be incorporated by Eletrosul.

- shares held by Cymi Holding S.A.representing 51% of the capital of Uirapuru Transmissora de Energia S.A., for the total price of R$ 38.2 million, priced on December 31, 2010, which should be updated by the accumulated rate of CDI/CETIP until the payment date. This acquisition will be made in conjunction with the Fundação Eletrosul de Previdência e Assistência Social - ELOS who will own 25% of the  Uirapuru shares, representing a portion of R$ 18.7 million of the value mentioned above. With this acquisition Eletrosul will hold a 75% stake in Uirapuru Transmissora de Energia S.A.

These projects total 496km of transmission lines, 376 km relating to Artemis Transmissora de Energia S.A, linking S.Santiago-Ivaiporã-Cascavel (525 kV) and 120 km relating to Uirapuru Transmissora de Energia S.A,  linking Ivaiporã-Londrina (525 kV).

These new transmission lines represent 4.95% of the current extension of the transmission lines belonging to Eletrosul which, on December 31, 2010, totaled 10,011 km.

The completion of these acquisitions requires approval by the Agencia Nacional de Energia Elétrica – ANEEL.

Rio de Janeiro, January 31, 2011.

Armando Casado de Araujo

            Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.